 Exhibit 99.1

Itaú Unibanco Holding S.A.

CNPJ 60.872.504/0001-23	A Publicly Listed Company	NIRE 35300010230

INTERNAL CHARTER OF THE BOARD OF DIRECTORS

1.        CHARTER - This Internal Charter (“Charter”) shall govern the execution of the legal and statutory powers of the Board of Directors (“Board”) of Itaú Unibanco Holding S.A. (“Corporation”).

2.        COMPOSITION - The Board shall have at least ten (10) and at the most fourteen (14) members, it being incumbent on the General Stockholders’ Meeting which elected its members to initially establish the number of members to comprise this body during each term of office.

2.1. At the first meeting following the General Stockholders’ Meeting which elected the members, the Board shall choose from among its members, one (1) Chairman or two (2) Co-chairmen and up to three (3) Vice Chairmen. In the event of a vacancy, absence or incapacity (a) of one Co-chairman, the other Co-chairman shall assume all duties of the function, or (b) of the Chairman or the two (2) Co-chairmen, the Board of Directors shall indicate a substitute among its members.

2.2. The composition of the Board shall be evaluated annually to ensure the diversity and complementary nature of the competencies of its members pursuant to item 10 below.

3.        BOARD COMMITTEES – In order to ensure the best contribution possible on the part of its Directors with respect to the various matters for which the Board has responsibility, the Board shall have the powers to approve the structure of the committees and sub-committees that shall report to it (“Committees”).

4.        ELECTION AND COMPOSITION OF THE COMMITTEES – At the same meeting pursuant to item 2.1 above, the members of the Committees already in existence shall be elected.

4.1.  The following committees shall report to the Board: (i) Audit Committee; (ii) Capital and Risk Management Committee; (iii) Personnel Committee; (iv) Appointments and Corporate Governance Committee; (v) Strategy Committee; (v) Compensation Committee and (vii) the Related Parties Committee.

5.        FUNCTIONS OF THE BOARD AND THE CHAIRMAN OR CO-CHAIRMEN OF THE BOARD - In general terms, the Board shall be responsible for defining the strategy of the Corporation and of its controlled companies, examining matters of relevance to the Corporation, and effectively supervising its management to the benefit of stockholders’ interests.

5.1. The Board shall carry out the activities within its powers as established in the Bylaws of the Corporation as approved in the General Stockholders' Meeting.

5.2. The Board shall establish the general guidance of the business of the Corporation, being responsible for considering matters included in the meetings’ agenda, as decided by the Chairman/Co-chairmen of the Board, after receiving suggestions from the other Board members and the President of the Executive Board.

5.3. Without prejudice to the legal and statutory requirements, the Board shall have as its purpose, in the election of the Executive Board of the Corporation and of its controlled companies, where applicable, the composition of teams of officers aligned to the values of the Corporation, and with the ability to reconcile in a harmonious manner, the interests of the stockholders, managers and employees, as well as the company’s social and environmental responsibilities in accordance with the legislation and ethical standards.

5.4. The Chairman/Co-chairmen of the Board shall be the highest representative of the interests of all the stockholders, promoting performance, ethics and corporate values. It is incumbent upon the Chairman/Co-chairmen of the Board in general lines (i) to coordinate the activities of the Board, determining the agenda and focusing on discussions on the future and strategic questions; (ii) to ensure that the Directors receive necessary information for making resolutions in a satisfactory manner; (iii) to retain and share with Directors and members of the Committees current knowledge on challenges and opportunities related to the global financial market; (iv) to guarantee that the performance of the Board, Directors and members of the Committees is evaluated with the purpose of improving the performance of their functions on an ongoing basis; (v) to facilitate the interaction of the members of the Board, advising them on the resolution of conflicts; (vi) based on the recommendations of the Appointments and Corporate Governance Committee, plan the Board members’ succession.

6.        MEETINGS - The Board shall hold ordinary meetings eight (8) times a year to be held according to the annual calendar set by its Chairman.

6.1.  It is incumbent on the Chairman/Co-chairmen of the Board, at his/her discretion, to convene extraordinary meetings, including when so proposed by any member of the Board (“Director”) or by the President of the Executive Board.

6.2.  For reasons of urgency, meetings may be held by means of conference call or video conference.

6.3.  The Directors shall attend a minimum of seventy-five percent (75%) of the Board meetings held in each term of office.

6.4. Convening notices are waived for meetings where the full quorum of Directors is present.

6.5. The Chairman/Co-chairmen may, at his/her own discretion or upon the request of any Director, as the case may be, invite to the Board meetings any individual related to the Corporation or its controlled companies, or related outside consultants, to provide clarifications on matters pertaining to his/her responsibility or expertise.

6.6. The Board shall seek, whenever possible, to make decisions by consensus.

6.7. Notwithstanding the provision in the preceding item, Board resolutions shall be made by an absolute majority of the votes of the Directors.

6.8. The minutes of the meetings of the Board of Directors shall be clearly drafted and include the decisions made, the names of the people who attended the meeting, dissenting votes and abstentions.

6.9. The independent Directors may meet to examine specific matters of interest to the Corporation, such a meeting to be convened by the longest serving Director on the Board or, in the event of a tie, by the oldest Director, in either case, the said Director reporting the matters discussed and possible suggestions to the Chairman of the Board.

7.        AGENDA AND SUPPORTING DOCUMENTATION - Whenever possible, the Chairman/Co-chairmen shall send to members of the Board, supporting documents of the matters to be discussed together with the agenda of each meeting at least five (5) business days prior to the said meeting to allow each Director to become adequately conversant with these matters and significantly collaborate on the discussions.

7.1.  At the first ordinary meeting of each fiscal year, the President of the Executive Board shall inform the Board of the annual budget approved by the Executive Board, and, at the other ordinary meetings during the year, provide information on its execution.

7.2. Having duly informed the Chairman/Co-chairmen of the Board, any Director may request information and clarifications from an Officer of the Corporation, on a matter affecting the Board’s prerogatives, as well as, if necessary, request an outside expert opinion, the cost of which to be borne by the Corporation, on a specific theme upon which it is incumbent on him to examine in his capacity as a member of the Board, passing on the information and documents obtained to the Chairman of the Board with enough time in advance to comply with the period provided for in item 7 above.

8.        DUTIES – The members of the Board, in addition to complying with the legal duties inherent in the position, shall be guided in their conduct by high ethical standards, and encourage and comply with good corporate governance practices in the Corporation.

8.1. The Directors shall maintain rigorous confidentiality with respect to any material information related to the Corporation if still not officially disclosed to the market.

9.        CONFLICT OF INTERESTS – The Directors shall conduct in an impartial manner, the following rules applying for preventing cases of conflict of interests.

9.1. Members of the Board may not participate in resolutions on matters in which their interests conflict with those of the Corporation. It is incumbent on each member to inform the Board on a conflict of interest as soon as the matter is included in the agenda or proposed by the Chairman of the Board and, in any case, prior to the beginning of any discussion on each item.

9.2. In the first meeting following their election, the Directors shall communicate to the Board: (a) the main activities their develop outside the Company, (b) their participation on the boards of other companies, pursuant to the limit established in item 9.2.1 below; and (c) their commercial relationship with companies of the Itaú Unibanco Conglomerate, including whether they provide services to these companies. This information shall be provided annually and whenever there is a new event that requires an update of this type of information:

9.2.1. The Directors may only sit on no more than four (4) boards of directors of companies that do not belong to the same economic conglomerate. For the purposes of this limit, the performance of this function in philanthropic entities, clubs or associations will not be considered. This limit may be exceeded upon approval of the Appointments and Corporate Governance Committee

9.3. Should a member of the Board or company controlled or governed by him/her carry out a transaction with companies in the Itaú Unibanco Conglomerate, the following rules must be complied with: (a) the transaction must be carried out on an arm's length basis, (b) if it is not a routine transaction or a service provision, there must be reports issued by first-class entities proving that the transaction was carried out on an arm's length basis, and (c) the transaction must be reported and carried out by the Related Parties Committee, by the Ethics and Ombudsman Superintendence or by the usually proper channels in the Itaú Unibanco conglomerate in accordance to the rules and conditions in the Transactions with Related Parties Policy.

10.    ANNUAL EVALUATION – An evaluation of the Board, its Chairman and the Committees shall be undertaken on an annual basis as well as a self-evaluation of the Directors. The Appointments and Corporate Governance Committee shall provide methodological and procedural support for the evaluation process.

11.    TECHNICAL AND ADMINISTRATIVE SUPPORT – The work of the Board, which shall be recorded in minutes, shall have the technical and administrative support of the executive body of the Corporation.

12.    CONTINGENCIES NOT COVERED BY THE CHARTER – Contingencies not covered by this Charter shall be resolved by the Chairman, ad referendum of the Board.

13.    AMENDMENTS – This Charter may be amended by the Board, on the proposal of the Chairman or of any three (3) of its members.

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